UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _________ .

BANCOLOMBIA S.A. ANNOUNCES FILING OF THE 2008
ANNUAL REPORT ON FORM 20-F
Medellín, Colombia, June 30, 2009
Bancolombia S.A. (“Bancolombia”) (NYSE: CIB) announces that it has filed its annual report on Form 20-F for the year ended December 31, 2008 with the U.S. Securities and Exchange Commission (the “SEC”), on June 30, 2009. The annual report can be downloaded from the SEC website at www.sec.gov and from Bancolombia’s website at www.grupobancolombia.com. Holders of Bancolombia’s shares and ADSs, and any other interested parties may request a hard copy of the 2008 annual report on Form 20-F free of charge at + (574) 4041837 (in Colombia) or via email at investorrelations@bancolombia.com.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 30, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance